Exhibit 99.1

Press Release

CHINAEDU SHAREHOLDERS APPROVE AMENDMENTS TO EQUITY INVENTIVE PLAN AT EXTRAORDINARY GENERAL MEETING

BEIJING — March 11, 2009 — ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced the approval by the shareholders of certain amendments to the Company’s Equity Incentive Plan (the “Plan”) at the Extraordinary General Meeting held on March 6, 2009, which amendments provide for the administration of the Plan by the Compensation Committee of the Board of Directors of the Company, delegate to the Compensation Committee the authority to, among other things, amend or modify outstanding awards under the Plan, including the repricing of “underwater” options, and eliminate the requirement that subsequent amendments to the Plan be submitted for shareholder approval.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of business include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with 22 universities to operate online degree programs, 12 of which are under long-term, exclusive contracts that generally vary from 15 to 50 years in length.

Company Contacts:

Lily Liu, CFO

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1002

E-mail: ir@chinaedu.net

S. Jimmy Xia, IR Manager

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1150

E-mail: ir@chinaedu.net